 News Release

KINROSS PROVIDES UPDATE ON ADMINISTRATIVE
PROCESS FOR KUPOL PROJECT LANDS

Toronto, Canada, December 27, 2007 -- Kinross Gold Corporation (TSX-K; NYSE-KGC) today provided an update on the administrative process regarding the Kupol Project lands in the Chukotka region of the Russian Federation.

A long-term lease agreement has been executed and registered with the appropriate Russian authorities establishing long-term lease rights to the Kupol Project lands. The parties to the lease agreement are the Chukotka Mining and Geological Company (CMGC), which is owned 75 per cent by Kinross and 25 per cent by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab), and the Chukotsky Territorial Office of the Federal Agency for Management of Federal Property (Rosimuschestvo). The lease agreement, valid until 2024, grants CMGC the long-term surface lease rights for the Kupol Project lands.

Kinross is the third-largest primary gold producer in North America by reserves. With mines in the United States, Brazil, Russia and Chile, Kinross employs approximately 5,000 people.

Media contact:
Steve Mitchell
Director, Corporate Communications
Kinross Gold Corporation
(416) 365-2726

Investor relations:
Erwyn Naidoo
Director, Investor Relations
Kinross Gold Corporation
(416) 365-2744